Exhibit 99.4

NICE Leads Interactive Session on Cross-Channel Management in
the Contact Center at Customer Contact 2012, West

NICE will share best practices for improving the customer experience, maximizing real-time agent guidance, and understanding consumer preferences at the Frost & Sullivan Executive MindXchange

RA’ANANA, ISRAEL, October 18, 2012, NICE Systems (NASDAQ: NICE) today announced that it will share insights into how to maximize the business value of customer self-service using various communication channels, such as web, email and voice, at the 8th Annual Customer Contact 2012, West: A Frost & Sullivan Executive MindXchange. During the event, which will take place on October 21-24, 2012, at the JW Marriott Starr Pass Resort & Spa in Tucson, Arizona, NICE will facilitate an interactive session titled, “Survey Says! Your Customers Have Spoken…Here’s What They Said,” and will also host a solutions showcase.

The discussion will leverage the recent NICE Customer Preferences Survey (http://www.nice.com/survey), and participants in the session will be invited to brainstorm and discover ways to provide information in context to agents during an interaction. They will also learn how other organizations have resolved issues through self-service to provide a better customer experience, and, in some cases, when using a subsequent channel. In addition, the group will explore ways to address first contact resolution across the different channels and impact engaged customers at the Decisive Moment™. Matthew Storm, Director of Innovation and Solutions at NICE, will lead the interactive session, which takes place on October 22 at 1:50 p.m.

“Meeting the expectations of connected customers who use many channels of communication to interact with companies is a growing challenge for most companies in today’s market,” said Storm. “Effectively coaching agents and improving self-service channels can significantly enhance the customer experience and help organizations better serve their customers at the Decisive Moment of the interaction.”

Representatives from NICE, which is a founding member of the Customer Contact MindXchange, will also be available for one-on-one consultations at its booth. For more information or to register, please visit http://www.frost.com/ccw

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Storm, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.